SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

May 2005

( X ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

(   ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	(x) Board of Directors		( ) Board of Officers	( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				3,242,903	0.49646%	0.23018%
Share	Common, nominative, no nominal price and book-entry share				117	0.00002%	0.00001%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	*	fiduciary feature	*	1	*	*
			Total Purchase	-	1	-	-

Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				3,242,904	0.49646%	0.23018%
Share	Common, nominative, no nominal price and book-entry share				117	0.00002%	0.00001%

Note: The difference between the initial and the end balance, in the same month, mention alterations to the board of directors members composition.

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	(x) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative		Features of the Securities	Quantity	% of participation
				Same Type/Class	Total
Share		Preferred, nominative, no nominal price and book-entry share	3,242,900	0.61400%	0.38455%
Share		Common, nominative, no nominal price and book-entry share	-	0.00000%	0.00000%
Final Balance
Security / Derivative		Features of the Securities	Quantity	% of participation
				Same Type/Class	Total
Share		Preferred, nominative, no nominal price and book-entry share	3,242,900	0.61400%	0.38455%
Share		Common, nominative, no nominal price and book-entry share	-	0.00000%	0.00000%

(1)
In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:
The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation – Article 11 – CVM Instruction 358/2002

May 2005

( X   ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

(   ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO - UNIÃO DE BANCOS BRASILERIOS S.A.
Group and Related Persons	( ) Board of Directors		( X ) Board of Officers	( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				2,010,423	0.30778%	0.14270%
Share	Common, nominative, no nominal price and book-entry share				232	0.00003%	0.00002%
Initial Balance (Eurobond)
Security / Derivative	Features of the Securities (2)				Principal amount (US$)	% of participation
						Same Type/Class	Total
Eurobond	Unibanco BRL 8.70% 11/02/2010				210,859.32	-	-
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Date	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Investshop	Purchase	1-May	8,500	8.85	75,225.00
		Corretora	Purchase	1-May	2,840	17.69	50,239.60

			Total Purchase	-	11,340	-	125,464.60
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				1,936,822	0.29651%	0.13747%
Share	Common, nominative, no nominal price and book-entry share				232	0.00003%	0.00002%
Final Balance (Eurobond)
Security / Derivative	Features of the Securities (2)				Principal amount (US$)	% of participation
						Same Type/Class	Total
Eurobond	Unibanco BRL 8.70% 11/02/2010				210,859.32	-	-

(*)	Unit price, divided by 2 to reflect single share (1 UBB preferred share + 1 UH preferred share).

Note:	The difference between the final and the initial balance mentions alteration in the Board Directors advice composition.

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( ) Board of Directors		( X ) Board of Officers	( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				2,010,100	0.38059%	0.23836%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no nominal price and book-entry share	Investshop	Purchase	1-May	8,500	8.85	75,225.00
		Corretora	Purchase	1-May	2,840	17.69	50,239.60

			Total Purchase	-	11,340	-	125,464.60
Final Balance
Security / Derivative	Features of the Securities				Quantity	% of participation
						Same Type/Class	Total
Share	Preferred, nominative, no nominal price and book-entry share				1,936,499	0.36665%	0.22963%
Share	Common, nominative, no nominal price and book-entry share				-	0.00000%	0.00000%

(*)	Unit price, divided by 2 to reflect single share (1 UBB preferred share + 1 UH preferred share).

Note:	The difference between the final and the initial balance mentions alteration in the Board Directors advice composition.

(1)
In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note:
The information by group must be supplied in these consolidated data – members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 19, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.